      As filed with the Securities and Exchange Commission on May 25, 2000

                              Amendment No. 1 To
                                  Schedule TO
                             Tender Offer Statement

   under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                       Shared Medical Systems Corporation
                           (Name of Subject Company)

                        Autobahn Acquisition Corporation
                          a Wholly Owned Subsidiary of

                              Siemens Corporation
                     an Indirect Wholly Owned Subsidiary of

                           Siemens Aktiengesellschaft
                            (Name of Filing Persons)

                                 COMMON STOCK,
                                PAR VALUE $0.01
                         (Title of Class of Securities)

                                   819486101
                     (CUSIP Number of Class of Securities)

                            Kenneth R. Meyers, Esq.
                              Siemens Corporation
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 258-4000
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                  with a copy to:

                        Benjamin F. Stapleton III, Esq.
                              Sullivan & Cromwell
                                125 Broad Street
                         New York, New York 10004-2498
                                 (212) 558-4000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender offer subject to Rule 13e-4.
[_]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

   This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO, dated May 10, 2000, relating to the offer by Autobahn Acquisition Corporation, a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of Siemens Corporation, a Delaware corporation ("Parent"), and an indirect wholly owned subsidiary of Siemens Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany ("Siemens AG"), to purchase all of the outstanding shares of common stock, par value $0.01 per share ("Common Stock"), of Shared Medical Systems Corporation, a Delaware corporation (the "Company"), together with the associated rights to purchase Series A Junior Participating Preferred Stock ("Rights") issued pursuant to the Rights Agreement, dated as of May 1, 1991, as amended, between the Company and ChaseMellon Shareholder Services, L.L.C. (the Common Stock and the Rights together being referred to herein as the "Shares"), at a price of $73.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2000 (the "Offer to Purchase"), a copy of which was attached as Exhibit (a)(1) to the Schedule TO, and in the related Letter of Transmittal, a copy of which was attached thereto as Exhibit (a)(2).

Item 4. Terms of the Transaction.

   Section 1 -- "Terms of the Offer" of the Offer to Purchase is amended in its entirety to read as follows:

   Upon the terms and subject to the conditions set forth in the Offer (including the terms and conditions set forth in Section 13 (the "Offer Conditions") and, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Merger Sub will accept for payment, and pay for, all Shares validly tendered on or prior to the Expiration Date (as defined herein) and not withdrawn as permitted by Section 4. The term "Expiration Date" means 12:00 Midnight, New York City time, on June 7, 2000, unless and until the Merger Sub shall have extended the period for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Merger Sub, shall expire. The period from the date hereof until 12:00 Midnight, New York City time, on June 7, 2000, as such period may be extended, is referred to as the "Offering Period."

   The Merger Sub may elect, in its sole discretion, to provide a subsequent offering period of 3 to 20 business days (the "Subsequent Offering Period"). For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. A Subsequent Offering Period, if one is provided, is not an extension of the Offering Period. A Subsequent Offering Period would be an additional period of time, following the expiration of the Offering Period, in which stockholders may tender Shares not tendered during the Offering Period. Any decision to provide a Subsequent Offering Period will be announced no later than 9:00 a.m., New York City time, on the next business day after the expiration of the Offering Period. The Merger Sub will announce the approximate number and percentage of the Shares deposited as of the expiration of the Offering Period no later than 9:00 a.m., New York City time, on the next business day following the expiration of the Offering Period, and such securities will be immediately accepted and promptly paid for. All Offer Conditions must be satisfied or waived prior to the commencement of any Subsequent Offering Period.

   The Rights presently are transferrable only with the certificates for the Shares and the surrender for transfer of certificates for any Shares will also constitute the transfer of the Rights associated with the Shares represented by such certificates. Pursuant to the terms of the Merger Agreement, the Company has taken all necessary action so that the Offer will not result in the grant of any Rights or enable or require any Rights to be exercised, distributed or triggered.

   Subject to the terms of the Merger Agreement (see Section 11) and applicable rules and regulations of the SEC, the Merger Sub expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Offering Period by giving oral or written notice of such extension to the Depositary. During any such extension of the Offering Period, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder's Shares. See Section 4. Subject to the applicable regulations of the SEC, the Merger Sub also expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to delay acceptance for payment of, or payment for, any tendered Shares not theretofore accepted for payment or paid for, (ii) subject to limitations provided in the Merger Agreement, to terminate or amend the Offer on the failure of any of the conditions specified in Section 13 and (iii) to waive any condition (other than the Minimum Condition described herein and the condition that the Merger Agreement not be terminated in accordance with its terms) and to modify or change any other term and condition of the Offer (subject to the consent of the Company in certain instances), by giving oral or written notice of such delay, termination, amendment, waiver, modification or change to the Depositary. The Merger Sub will make a public announcement of any such delay, termination, amendment, waiver, modification or change. Unless previously approved by the Company in writing, no term and condition of the Offer may be modified or changed which decreases the Common Stock Price, changes the form of consideration payable in the Offer (other than by adding consideration), limits the number of Shares sought in the Offer, changes the Minimum Condition, changes the material conditions to the Offer in a manner adverse to the Company or its stockholders or option holders or imposes additional material conditions to the Offer. If the Merger Sub elects to provide a Subsequent Offering Period, it expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Subsequent Offering Period, not beyond a total of 20 business days, by giving oral or written notice of such extension to the Depositary. Upon the terms and subject to the conditions of the Offer (including the Offer Conditions and, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Merger Sub will accept for payment, and will pay for, all Shares validly tendered and not withdrawn promptly after the expiration of the Offering Period. Consistent with applicable regulations of the SEC, the Merger Sub may not accept Shares for payment upon expiration of the Offer while any condition to the Offer remains unsatisfied and unwaived. If there is a Subsequent Offering Period, all Shares tendered during the Subsequent Offering Period will be immediately accepted for payment and paid for as they are tendered.

   Pursuant to the Merger Agreement, the Merger Sub may, without the consent of the Company, (i) extend the Offer on one or more occasions for such period as may be determined by the Merger Sub in its sole discretion (each such extension period not to exceed 20 business days at a time), if at the then-scheduled expiration date of the Offer any of the conditions to the Merger Sub's obligations to accept for payment and pay for the Shares shall not be satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC applicable to the Offer, and
(iii) extend the Offer on one or more occasions for an aggregate period of not more than 20 business days if a number of Shares representing at least a majority of the total number of outstanding Shares shall have been validly tendered prior to the expiration of the Offer and not withdrawn (the "Minimum Condition"), but less than 90% of the outstanding Shares have been validly tendered and not properly withdrawn.

   Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change) and without limiting the manner in which the Merger Sub may choose to make any public announcement, the Merger Sub shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other public announcement.

   The Merger Sub confirms that if it makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Merger Sub will extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act.

   If, during the Offering Period, the Merger Sub, if previously approved by the Company in writing, shall decrease the number of Shares sought pursuant to the Offer or the Common Stock Price, such decrease shall be applicable to all holders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any decrease is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended until the expiration of such ten-business day period.

   Consummation of the Offer is also conditioned upon expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act"), obtaining clearance from the German Federal Cartel Authority and the other conditions set forth in Section 13. With respect to antitrust compliance, see
Section 15. The Merger Sub reserves the right but is not obligated, in accordance with applicable rules and regulations of the SEC, to waive any or all of those conditions. If, by the Expiration Date, any or all of those conditions have not been satisfied, the Merger Sub may, in its sole discretion, elect to: (i) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer; (ii) waive all of the unsatisfied conditions (other than the Minimum Condition and the condition that the Merger Agreement not be terminated in accordance with its terms) and, subject to complying with applicable rules and regulations of the SEC, accept for payment all Shares so tendered; or (iii) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders. In the event that the Merger Sub waives any condition set forth in Section 13, the SEC may, if the waiver is deemed to constitute a material change to the information previously provided to the stockholders, require that the Offer remain open for an additional period of time and/or that the Merger Sub disseminate information concerning such waiver.

   The Company has provided the Merger Sub with the Company's stockholder lists and security position listings for the purpose of disseminating the Offer to holders of the Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed by the Merger Sub to record holders of the Shares and will be furnished by the Merger Sub to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of the Shares.

Item 2. Subject Company Information.

   Section 8 -- "Certain Information Concerning The Company" of The Offer to Purchase is amended in its entirety to read as follows:

   The Company is a Delaware corporation with its principal executive offices located at 51 Valley Stream Parkway, Malvern, Pennsylvania (telephone number 610-219-6300).

   The Company, incorporated in 1969, is a leading supplier of information solutions to the health industry in over 20 countries and territories in North America, Europe, and New Zealand. The Company's customers include hospitals and public health institutions; physician groups, clinics, and diagnostic and treatment centers; home health, assisted living, and hospice care providers; rehabilitation, behavioral, and long-term care facilities; and health enterprises, which are comprehensive networks composed of multiple health providers.

   The Company develops and delivers a wide range of comprehensive solutions to meet the information technology needs of its customers. These solutions consist of software and related services, professional services, and computer hardware. Software and related services include clinical, financial and administrative, enterprise management, and decision support systems; and related application processing, electronic data interchange, enterprise systems management, managed Internet, and support services. The Company also offers a variety of complementary professional services including implementation; networking; customer education; specialized clinical, financial and technology consulting; and information technology, managed care administration and business office outsourcing. The Company's information systems operate on hardware platforms that range from personal computers, to client/server networks, minicomputers, and mainframes, which can be remotely hosted at the Company's Information Services Center (ISC) via the SMS Health Information Network or operated at the customer's site, depending on the type of solution chosen and the operational needs of the customer.

   The Company has two geographic segments, North America and International. Financial information by business segment and geographic area can be found on page 34 of the Company's 1999 Annual Report to Stockholders, Notes to Consolidated Financial Statements, Business Segment Information (Note 9), which may be obtained from the SEC. See "Available Information" below.

   North America has historically been the Company's largest market, accounting for 86% of 1999 revenues. The Company currently has contracts with health providers in 47 states, the District of Columbia, Puerto Rico, Bermuda, and Canada. The Company markets its information systems and provides implementation services and ongoing technical, consulting and educational support with a field staff working from branch offices. At its Corporate Headquarters and ISC, the Company has customer service staff, applications specialists, and communications and computer operations personnel who assist customers in their day-to-day use of the Company's systems, and system designers and programmers who work to improve existing software applications and develop additional information systems.

   The Company's international operations accounted for 14% of 1999 revenues. The Company entered the health information market in Europe in 1981 and New Zealand in 1997. The Company's international information systems and related services are provided to customers in 14 European countries and New Zealand primarily through twelve international branch offices.

   Set forth below is certain summary consolidated financial information for each of the Company's last three fiscal years for the period ended 1999 as contained in the Company's 1999 Annual Report to Stockholders, and incorporated by reference in its Annual Report on Form 10-K (the "Form 10-K"). More comprehensive financial information is included in such reports (including management's discussion and analysis of financial condition and results of operation) and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC and the NYSE in the manner set forth below.

                       SHARED MEDICAL SYSTEMS CORPORATION

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                     (In thousands, except per share data)

                                Three Months Ended
                                  March 31, 2000     Year Ended December 31,
                                ------------------ ---------------------------
                                                     1999      1998     1997
                                   (unaudited)     --------- --------- -------
Income Statement Data
  Revenues.....................      240,615       1,217,145 1,135,393 921,341
  Income before income taxes...        4,286         122,535   114,199  98,551
  Net income...................        2,657          75,972    70,803  61,102
  Net income per common share:
    Basic......................         0.10            2.85      2.68    2.34
    Diluted....................         0.10            2.80      2.62    2.30
Balance Sheet Data (at period
 end):
  Current assets...............      435,814         479,542   411,205 319,260
  Total assets.................      869,595         915,744   808,448 613,976
  Current liabilities..........      199,844         246,609   366,958 229,584
  Stockholders' investment.....      456,781         457,134   399,350 329,857

   Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Although the Merger Sub, Parent and the Dealer Manager have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue, Siemens AG, Parent, the Merger Sub and the Dealer Manager cannot take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Siemens AG, Parent, the Merger Sub or the Dealer Manager.

   Other Financial Information. During the course of the discussions and information exchange between Siemens AG and the Company that led to the execution of the Merger Agreement, the Company provided Siemens AG and its financial advisors with certain information about the Company and its financial performance which is not publicly available. The information provided included financial projections for the Company as an independent company for fiscal years 2000, 2001 and 2002 (i.e., without regard to the impact on the Company of a transaction with Parent and Merger Sub) and the Company's budget for fiscal year 2000. The financial projections included, among other things, the following forecasts of the Company's consolidated revenues and net income, respectively (in millions): in 2000, $1,274 and $77; in 2001, $1,450 and $97;
and in 2002, $1,725 and $130. After reviewing the Company's preliminary results of operations for the quarter ended March 31, 2000, Company management revised its forecasts of 2000 revenues and net income (in millions) to $1,200 and $70, respectively, and provided such revisions to Siemens AG on April 20, 2000.

   The Company has advised Siemens AG, Parent and the Merger Sub that it does not as a matter of course make public any projections as to future performance or earnings, and the aforementioned projections are included in this Offer to Purchase solely because such information was provided to Siemens AG and its financial advisors during the course of Siemens AG's and Parent's evaluation of the Company. Siemens AG, Parent and the Merger Sub did not rely on such information in their valuation of the Company. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The Company has advised Siemens AG, Parent and the Merger Sub that (i) its internal operating projections are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to various interpretations and periodic revision based on actual experience and business developments and (ii) the projections were based on a number of internal assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters that are inherently subject to significant economic and competitive uncertainties, all of which are difficult to predict and some of which are beyond the control of the Company. Accordingly, there can be no assurance, and no representation or warranty is or has been made by any of the Company, Siemens AG, Parent, the Merger Sub or any of their representatives, that actual results will not vary materially from those described above. The foregoing information is forward-looking in nature and inherently subject to significant uncertainties and contingencies, including industry performance, general business and economic conditions, currency exchange rates, customer requirements, competition, adverse changes in applicable laws, regulations or rules governing environmental, tax and accounting matters and other matters. The inclusion of this information should not be regarded as an indication that the Company, Siemens AG, Parent, the Merger Sub or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied on as such. None of Siemens AG, Parent, the Merger Sub or any of their respective financial advisors or the Dealer Manager assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections described above. None of the Company, Siemens AG, Parent, the Merger Sub or any of their respective financial advisors or the Dealer Manager intends to, and each of them disclaims any obligation to, update, revise or correct such projections if they are or become inaccurate (even in the short term). The projections have not been adjusted to reflect the effects of the Offer or the Merger.

   Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC's offices at 450 Fifth Street, N.W., Washington, D.C., 20549 and also should be available for inspection and copying at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611. Copies may be obtained, by mail, upon payment of the SEC's customary charges, by writing to its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and can be obtained electronically on the SEC's Website at http://www.sec.gov. Such material should also be available for inspection at the NYSE, 20 Broad Street, New York, New York 10005.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2000                        Autobahn Acquisition Corporation

                                               /s/ Michael W. Schiefen
                                          -------------------------------------
                                          Name:Michael W. Schiefen
                                          Title:President

                                               /s/ E. Robert Lupone
                                          -------------------------------------
                                          Name:E. Robert Lupone
                                          Title:Vice President

                                          Siemens Corporation

                                               /s/ Michael W. Schiefen
                                          -------------------------------------
                                          Name:Michael W. Schiefen
                                          Title:Vice President-Corporate
                                          Development

                                               /s/ E. Robert Lupone
                                          -------------------------------------
                                          Name:E. Robert Lupone
                                          Title:Vice President, General
                                          Counsel
                                               and Secretary

                                          Siemens Aktiengesellschaft

                                               /s/ Goetz Steinhardt
                                          -------------------------------------
                                          Name:Goetz Steinhardt
                                          Title:Corporate Vice President
                                               Group Executive Medical
                                               Engineering

                                               /s/ Robert Kirschbaum
                                          -------------------------------------
                                          Name:Robert Kirschbaum
                                          Title:Corporate Legal Counsel



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